SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                          RYANAIR ANNOUNCES 7 NEW ROUTES

          FREE* SEATS ON THESE AND OTHER ROUTES UNTIL MIDNIGHT MONDAY



Ryanair, Europe's No 1 low fares airline, today (Thursday, 7th September 2006) announced 7 new routes, bringing the total number of European routes served by Ryanair to 379.

Announcing the new routes, Ryanair's Head of Communications Peter Sherrard said:

        "We are delighted to announce these 7 new routes, which will give 500,000 additional passengers access to our low fares each year allowing them to enjoy savings of EUR50M compared to the high fare airlines.

        "Ryanair this week became the world's first airline to carry 4 million passengers internationally in a month and we are delighted to continue this rapid growth with 7 new routes, which will mark the arrival of low fares to 2 new destinations, Malta and Perugia. Fares on all these new routes are FREE* until midnight Monday, so passengers should book immediately on www.ryanair.com, as demand for free seats will be very strong".

Route                      Commencement Date     Frequency      FARE*
Dublin - Malta             8th Feb               3 Weekly       FREE
Frankfurt Hahn - Billund   7th Nov               3 Weekly       FREE
London Luton - Malta       31st Oct              Daily          FREE
London Stansted - Perugia  20th Dec              3 Weekly       FREE
Pisa - Billund             1st Nov               4 Weekly       FREE
Pisa - Malta               31st Oct              3 Weekly       FREE
Pisa - Seville             31st Oct              3 Weekly       FREE

* Taxes and charges excluded. Subject to availability. Book on www.ryanair.com until midnight Monday

Ends.                            Thursday, 7th September 2006

For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director